July 30, 2010

Via EDGAR
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: SEC Staff

RE:  BIG CLIX CORP.
     REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 29, 2010
     FILE NO. 333-168403


SEC Staff:


On July 29, 2010, we filed our S-1 registration, film number 10978783. We intended to include several industry reports as part of the filing via CORRESP, however we were not able to do so.

Therefore, please accept this additional correspondence as part of our original S-1 filing.

Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415-259-0725.

Sincerely,

/s/ Patrick Yore

Patrick Yore
Chief Executive Officer

Enclosure